RSE INNOVATION, LLC

446 Broadway, 2nd Floor

New York, NY 10013

September 28, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Scott Anderegg, Staff Attorney

Re:RSE Innovation, LLC
Post-Qualification Amendment No. 8
Filed September 25, 2023

           File No. 024-11612

Ladies and Gentlemen:

Concerning the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A (“PQA No. 8”) of RSE Innovation, LLC, a Delaware series limited liability company (the “Company”), it is noted that the Company initially requested, by letter dated September 27, 2023, that PQA No. 8 be qualified on October 10, 2023 (the “Initial Qualification Request”).

Subsequently, the Company submitted a superseding request, dated September 28, 2023, for PQA No. 8 to be qualified as of 9:00 a.m., Eastern Time, on Friday, September 29, 2023 (the “Superseding Qualification Request”).

The Company hereby withdraws the Initial Qualification Request.  The Company requests, in accordance with the Superseding Qualification Request, that PQA No. 8 be qualified on Friday, September 29, 2023, at 9:00 a.m. Eastern Time or as soon thereafter as practicable.

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ Chris Bruno

Chief Executive Officer & President of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Innovation Manager, LLC,

the Managing Member of RSE Innovation, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Lori B. Metrock, Esq., Maynard Nexsen PC.